06013706

82-34881

Ref CLF/HLB

19 May 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases entitled "AGM Trading Statement and Annual General Meeting – Proxy Voting dated 17 and 18 May 2006 respectively.

Feel free to call me with any questions on 01606 881085.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

H J Lobert

C Fellowes
Assistant Company Secretary

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Enclosure

dw 5/24

X:\Sec\Secretarial\RNS Announcements\US Securities 19506.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

COPY

Ref CLF/HLB

19 May 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases entitled "AGM Trading Statement and Annual General Meeting – Proxy Voting dated 17 and 18 May 2006 respectively.

Feel free to call me with any questions on 01606 881085.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

H J Lobet

pp **C Fellowes**
Assistant Company Secretary

Enclosure

X:\Sec\Secretarial\RNS Announcements\US Securities 19506.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

Sub. 17:22
Embargoed : 07:00 - 17.5.06

AGM TRADING STATEMENT

Proposed sale of AMEC SPIE and overall trading on track

Highlights of the AGM statement

- Proposed sale of AMEC SPIE expected around mid-2006 at an attractive profit
- Overall trading* for 2006 in line with earlier expectations

AMEC, the international project management and services company, is holding its annual general meeting at 10.30am today in London, UK. At the meeting, chief executive Sir Peter Mason will update shareholders on the strategic restructuring of the group and will confirm that overall trading* remains in line with the board's earlier expectations. Highlights of his address to shareholders are set out below.

* For the AMEC group as currently structured

Strategic restructuring

First round bids have been received for AMEC SPIE and the board continues to expect an attractive profit on the sale. The transaction is expected to be signed around the middle of the year. The board continues to work on the separation of the continuing businesses and will update shareholders on progress following the sale of AMEC SPIE.

Sir Peter Mason, who is due to retire in September 2006, will continue as chief executive of AMEC until later this year when his successor is expected to be appointed.

Trading Update

The Multitechnical Services business in Continental Europe has had a good start to the year and order intake remains ahead of sales.

We continue to see generally strong market conditions in the Environmental Services business and further recovery in AMEC's North American industrial markets. As previously reported, our activities in Iraq will continue during 2006, but at a reduced

level. For the year to-date, activity levels in Iraq have been running ahead of our earlier expectations.

Oil and gas markets remain robust and the Oil and Gas business has had a strong start to the year. Our activities in minerals and metals mining, which are reported in this segment and which had an outstanding year in 2005, have had a better start to the year than was previously anticipated.

Better than expected performance in the Engineering and Technical Services and Oil and Gas segments has been offset by disappointing trading in the UK Construction Services business. In late 2005, significant management changes were made in this business and additional steps have recently been taken to strengthen further its project delivery capabilities.

Orders

Order intake in the Engineering and Technical Services business continues to grow, whilst the order book in Oil and Gas and Project Solutions remains unchanged on the position at 31 December 2005, standing at £2.9 billion.

Net debt

Average weekly net debt for 2006* remains on track to reduce to around £400 million.

Outlook

The board maintains its earlier expectations at the time of AMEC's preliminary results in March for overall* progress in 2006.

* For the AMEC group as currently structured

Chief executive, Sir Peter Mason, said:

"We are making solid progress with the first stage of our strategic restructuring and expect the prospective sale of AMEC SPIE to generate an attractive profit for our shareholders.

"Our major markets are generally strong and we remain on track to deliver overall performance this year in line with our earlier expectations."

A telephone conference call for analysts and investors will be held at 8.30am today.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

ENDS

AMEC plc
18 May 2006

AMEC plc – Annual General Meeting – Proxy Voting

All resolutions were passed on a show of hands at the Annual General Meeting held yesterday, 17 May 2006. For shareholders' information, the issued share capital is 333,346,813 shares and 1170 forms of proxy were lodged by the due date. The proxy voting was as follows:

	Resolution	**Shares for (Including Discretionary)**	**Shares Against**	**Shares Abstained**
1	Report & Accounts	191,557,242	485,501	3,404,460
2	Dividend	195,396,558	45,418	5,227
3	Remuneration Report	183,723,618	10,867,175	856,410
4	Remuneration Policy	194,424,394	164,127	858,682
5	Re-election Mr J A Monville	195,382,131	26,691	35,843
6	Re-election Ms E P Airey	194,526,906	869,103	48,596
7	Re-election Mr J A Dallas	194,194,805	1,225,587	24,273
8	Re-election Mr J-P Jacamon	194,276,276	1,143,582	24,807
9	Re-appointment KPMG Audit plc	193,784,369	1,175,664	484,632
10	Purchase of Shares	195,351,241	77,681	15,743
11	Amendments to the Memorandum & Articles – Directors Indemnities & Ordinary Remuneration	184,835,767	10,530,361	78,537
12	Amendments to the Articles – Borrowing Limits	194,770,564	610,979	63,122

In accordance with Listing Rules 9.6.2R and 9.6.3R, two copies of Special Resolutions 10,11 and 12 have been forwarded to the FSA for publication through their Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

P J Holland
Company Secretary and Administration Director

X:\Sec\Secretarial\AGM EGM\2006 AGM\AGM Proxy Voting 2006 - Stock Exchange.doc